

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 9, 2023

Sterling Griffin
Chief Executive Officer
Harbor Custom Development, Inc.
1201 Pacific Avenue, Suite 1200
Tacoma, WA 98402

> **Re: Harbor Custom Development, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 1, 2023**
> **File No. 333-271550**

Dear Sterling Griffin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kibum Park at 202-551-6836 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Josephine Aranda, Esq.